UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

J. WARREN HUFF, PRESIDENT AND CHIEF EXECUTIVE OFFICER

REATA PHARMACEUTICALS, INC.

2801 GATEWAY DRIVE, SUITE 150

IRVING, TEXAS 75063

(972) 865-2219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAıMES OF REPORTING PERSONS J. Warren Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 908,765 (a)
	8	SHARED VOTING POWER 38,400 (b)
	9	SOLE DISPOSITIVE POWER 908,765 (a)
	10	SHARED DISPOSITIVE POWER 38,400 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 176,657 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); (ii) 700,806 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata; and (iii) 31,302 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof, which Class B Common Stock may be converted at any time into Class A common stock, each such share of Class A and Class B Common Stock held directly by Mr. Huff and over which he exercises sole voting and dispositive power.

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(b)	Includes (i) 3,166 shares of Class A Common Stock and (ii) 35,234 shares of Class B Common Stock held directly by The Huff 2010 Descendants’ Trust (the “Trust”), over which Mr. Huff may be deemed to exercise shared voting and dispositive power as a member of the Investment Committee of the Trust with his spouse.

Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by J. Warren Huff on May 25, 2016, as amended by that certain Amendment No. 1 to Schedule 13D filed on December 6, 2016 (as amended, the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

Certain stock options previously granted to Mr. Huff pursuant to the Issuer’s Amended and Restated 2007 Long Term Incentive Plan (the “2007 LTIP”) representing, upon their exercise, the right to acquire a total of 31,302 shares of Class B Common Stock, have vested. These stock options were granted to Mr. Huff, in connection with his service as the Issuer’s Chief Executive Officer.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On March 3, 2017, the Issuer filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Annual Report”). The Issuer’s Class A Common Stock outstanding as of February 28, 2017, which consisted of 13,888,645 shares of Class A Common Stock and 8,456,249 shares of Class B Common Stock, as disclosed in the 2016 Annual Report, indicates an increase in the shares of Class A Common Stock outstanding since previously reported by the Issuer. As a result, the percentage ownership of the Class A Common Stock beneficially owned by Mr. Huff has decreased by more than 1%.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a)	Mr. Huff may be deemed to beneficially own 947,165 shares of Class A Common Stock, representing approximately 6.5% of the outstanding shares of Class A Common Stock.

(b)	Mr. Huff may be deemed to have sole voting power with respect to 908,765 shares of common stock (comprised of 176,657 shares of Class A Common Stock, 700,806 shares of Class B Common Stock and 31,302 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof), shared voting power with respect to 38,400 shares of common stock (comprised of 3,166 shares of Class A Common Stock and 35,234 shares of Class B Common Stock), sole dispositive power with respect to 908,765 shares of common stock (comprised of 176,657 shares of Class A Common Stock, 700,806 shares of Class B Common Stock and 31,302 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof) and shared dispositive power with respect to 38,400 shares of common stock (comprised of 3,166 shares of Class A Common Stock and 35,234 shares of Class B Common Stock).

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(c)	The information provided in Item 4 above is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Prior Schedule 13D is hereby amended and restated as follows:

The Lock-Up Agreement, dated October 15, 2015, as extended by that certain Lock-Up Extension dated March 28, 2016, has expired pursuant to its terms.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Prior Schedule 13D is hereby amended and restated in its entirety.

Exhibit No.	Description

7.1	Seventh Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.2	Employment Agreement by and between the Issuer and J. Warren Huff, dated September 23, 2015 (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.3	Power of Attorney for J. Warren Huff, dated November 16, 2015 (incorporated by reference to Exhibit 7.5 of Mr. Huff’s Schedule 13D filed May 25, 2016, File No. 001-37785).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2017	*
J. Warren Huff

*	Pursuant to Power of Attorney

By:	/s/ Michael D. Wortley
Michael D. Wortley
Attorney-in-Fact

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